Exhibit 99.1

Bioceres Crop Solutions Releases FY22 Sustainability Report

ROSARIO, Argentina – April 3, 2023 – Bioceres Crop Solutions Corp. (NASDAQ: BIOX), a fully integrated provider of crop productivity solutions designed to enable the transition of agriculture towards carbon neutrality, is pleased to announce the release of the company’s inaugural FY22 Sustainability Report, entitled: Each Step We Take.

Each Step We Take provides an in-depth review of the company´s corporate sustainability strategy based on three core organizational ambitions to: (1) lead the sustainable agriculture transformation, (2) innovate to build resilience in agricultural production systems and (3) catalyze the knowledge ecosystem.

The report maps Bioceres´s efforts in developing and commercializing an impactful portfolio of biologically-based, highly effective products whose adoption will allow farmers to be profitable while they are also significantly contributing to climate resilience, the reduction of synthetic chemicals use, and ecosystem biodiversity. It also presents its progress in monitoring and improving the sustainability, environmental footprint and effectiveness of its own products and services.

“Commitment to sustainability is a foundational mandate of our company. Our focus as an organization is to develop innovative, cost-effective solutions that unlock the power of biology for the betterment of agriculture, and the protection of our planet” said Federico Trucco, Chief Executive Officer. “As CEO, I am proud of the leadership role that Bioceres has taken and am pleased to share our journey in this report.”

About Bioceres Crop Solutions Corp.

Bioceres Crop Solutions Corp. (NASDAQ: BIOX) is a fully integrated provider of crop productivity technologies designed to enable the transition of agriculture towards carbon neutrality. To do this, Bioceres’ solutions create economic incentives for farmers and other stakeholders to adopt environmentally friendlier production practices. The Company has a unique biotech platform with high-impact, patented technologies for seeds and microbial ag-inputs, as well as next generation crop nutrition and protection solutions. Through its HB4 program, the Company is bringing digital solutions to support growers’ decisions and provide end-to-end traceability for production outputs. For more information, visit here.

Forward-looking statements

This communication includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as “forecast,” “intend,” “seek,” “target,” “anticipate,” “believe,” “expect,” “estimate,” “plan,” “outlook,” and “project” and other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. Such forward-looking statements are based on management’s reasonable current assumptions, expectations, plans and forecasts regarding the Company’s current or future results and future business and economic conditions more generally. Such forward-looking statements involve risks, uncertainties and other factors, which may cause the actual results, levels of activity, performance or achievement of the Company to be materially different from any future results expressed or implied by such forward-looking statements, and there can be no assurance that actual results will not differ materially from management’s expectations or could affect the Company’s ability to achieve its strategic goals, including the uncertainties relating to the impact of COVID-19 on the Company’s business, operations, liquidity and financial results and the other factors that are described in the sections entitled “Risk Factors” in the Company's Securities and Exchange Commission filings updated from time to time. The preceding list is not intended to be an exhaustive list of all of our forward-looking statements. Therefore, you should not rely on any of these forward-looking statements as predictions of future events. All forward-looking statements contained in this release are qualified in their entirety by this cautionary statement. Forward-looking statements speak only as of the date they are or were made, and the Company does not intend to update or otherwise revise the forward-looking statements to reflect events or circumstances after the date of this release or to reflect the occurrence of unanticipated events, except as required by law.

Contact

Bioceres Crop Solutions

Paula Savanti
Head of Investor Relations
investorrelations@biocerescrops.com